Simmons First Investment Group, Inc.

Statements of Stockholder's Equity

Years Ended December 31, 2016 and 2015

	Common Stock	Additional Paid In Capital	Retained Earnings (deficit)	Total
Balance, January 1, 2015	$ 5,000	$ 9,795,000	$ 557,395	$ 10,357,395
Net Loss	--	--	(218,971)	(218,971)
Balance, December 31, 2016	5,000	9,795,000	338,424	10,138,424
Withdrawal of Equity Capital		(3,578,052)		(3,578,052)
Net Loss			(417,900)	(417,900)
Balance, December 31, 2016	$ 5,000	$ 6,216,948	$ (79,476)	$ 6,142,472